FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2007

National Bank of Greece S.A.
(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒           Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-                              ]

NATIONAL BANK OF GREECE S.A.

Dividend Cut-off – Payment Announcement

National Bank of Greece announces that the Annual Ordinary General Meeting of the Bank’s Shareholders held on 25 May 2007 also decided for payment of €1.00 dividend per share for the year 2006. Entitled to dividend are all holders of NBG shares as at the closing of the Athens Exchange session of 31 May 2007. As from Friday, 1 June 2007, NBG shares shall be traded ex dividend for the year 2006.

The commencement date for dividend payment via the Bank itself shall be Monday, 11 June 2007. Specifically, if the shares operator is National Bank, the dividend corresponding to the shares handled by the Bank shall be automatically credited to the shareholder’s deposit account linked to the corresponding securities account. If the Dematerialized Securities System (D.S.S.) operator is another bank or brokerage firm, the said operator shall collect the relevant dividend amount for the shareholder’s account. If the shareholder has requested the Operator or the Central Securities Depository (CSD) for exception (at least five business days before the dividend payment date), then the dividend the shareholder is entitled to will be collected by the shareholder in person via any branch of NBG’s domestic network against presentation of the shareholder’s ID card. In the event that a proxy appears instead, a duly certified letter of authorization or power of attorney is required.

Athens, 29 May 2007

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Own stock buy-back programme

National Bank of Greece S.A. announces the following: The Ordinary General Meeting of its Shareholders held on 25 May 2007 approved the Bank’s own stock buy-back programme pursuant to Article 16, par. 5 et seq. of Companies’ Act 2190/1920. In accordance with the General Meeting resolution, the Bank is afforded the option to purchase own shares up to 10% of its total shares at a minimum purchase price of €5 and maximum purchase price of €60 per share for the time period from 1 June 2007 through 24 May 2008. Pursuant to BoD resolution of 25 May 2007, adopted in implementation of the said General Meeting resolution, from 11 June 2007 through 30 September 2007 the Bank intends to purchase up to 20,000,000 own shares at a minimum purchase price of €5 and maximum purchase price of €60 per share.

We wish to point out to investors that own stock buy-back programmes are optional by law and, therefore, it should not be assumed that they will be implemented.

Athens, 31 May 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 1st June, 2007

Chairman - Chief Executive Officer